Filed by Capitol Investment Corp. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Investment Corp. IV (File No. 001-38186)

Commission File No. for the Related Registration Statement: 333-230817

Capitol Investment Corp. IV and Nesco Amend Merger Agreement

Shareholder Meeting Scheduled for July 16, 2019 at 10:00 AM ET

FORT WAYNE, INDIANA AND WASHINGTON, D.C., July 11, 2019 – Capitol Investment Corp. IV (NYSE: CIC; “Capitol”), a public investment vehicle, Nesco Holdings, LP (“Nesco Owner”) and Nesco Holdings I, Inc. (“Nesco”), a leading provider of specialty rental equipment to the electric utility, telecom and rail end-markets, today entered into an amendment to their previously announced merger agreement.

Pursuant to the amendment, the merger consideration to be issued to Nesco Owner was reduced and the sponsors of Capitol agreed to cancel an additional number of their initial shares in connection with the transaction, in addition to certain other amendments.

Based on the amended merger agreement and assuming no redemptions, the combined company will have an initial enterprise value of approximately $1,037 million, based on approximately 69.0 million fully diluted shares of common stock outstanding at $10.00, estimated net debt of approximately $405 million and an adjustment for certain net operating loss carryforwards. This is a reduction of $50 million compared to the initial enterprise value of approximately $1,087 million based on approximately 63.0 million fully diluted shares of common stock outstanding at $10.00 under the original terms of the transaction and based on updated net debt balances.

With the new adjustment in purchase price and after accounting for the business plan acceleration initiatives and the impact of an announced acquisition as outlined in a supplement to Capitol’s proxy statement/prospectus dated June 24, 2019, the implied multiple is 5.7x 2020 estimated Adjusted EBITDA of $190 million.

At closing, current stockholders of Capitol and current Nesco shareholders will hold approximately 67% and 33%, respectively, of the issued and outstanding shares of the combined company’s common stock, assuming no public shareholders of Capitol exercise redemption rights.

The following outlines the amendments to the merger agreement:

●	The $75,000,000 cash previously disclosed as payable to Nesco Owner out of the transaction proceeds was eliminated and replaced with common stock consideration at $10.00 per share, or 7,500,000 shares regardless of redemptions.

●	Excluding the 7,500,000 additional shares referred to above, the aggregate common stock consideration to Nesco Owner was reduced by 3,303,597 shares as Nesco Owner’s contribution to the $50 million enterprise value reduction.

●	Earnout consideration to Nesco Owner was increased by 1,651,798 shares. The incremental earnout shares will be forfeited if during the seven-year period following the closing of the transaction, the trading price of Capitol’s common stock exceeds $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share. All earnout shares will be issued to Nesco Owner at the closing of the transaction, but will be forfeited if the applicable prices are not achieved.

●	The sponsors of Capitol have contributed to the enterprise value reduction by subjecting an additional 696,403 shares to cancellation or an additional lock-up.

●	Of that amount, 348,202 shares will be subject to an earn-out such that if during the seven-year period following the closing of the transaction, the trading price of Capitol’s common stock exceeds $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share. If such trading price is not achieved or such sale transaction does not occur, in each case, during the seven-year period following the closing of the transaction, such incremental lock-up shares will be forfeited for no consideration.

●	Nesco Owner has agreed that it and/or one or more affiliates will purchase an aggregate of 2,500,000 shares of Capitol common stock at the closing of the transaction at a price per share of $10.00.

●	Nesco Owner will now have the right to designate up to four persons to be appointed or nominated for election to the board of directors of Capitol if it and its affiliates own at least 45% of the common shares, subject to reduction based on the aggregate ownership of Nesco Owner and its successors and assigns, as compared to the original right to designate up to three persons. The board will consist of between seven and nine members depending on Nesco Owner’s pro forma ownership.

Capitol and Nesco expect to enter into certain amendments to their agreements with their underwriters and financial advisors, reducing fees to such parties payable upon closing of the transaction by approximately $10 million. Under the amended merger agreement, up to $10 million of such fee reduction will be included as cash available to Capitol for purposes of satisfying the condition to closing of the transaction that Capitol have at least $265 million of cash available after giving effect to payment of amounts that Capitol may be required to pay to any redeeming shareholders upon consummation of the transaction.

Additionally, the sponsors of Capitol and Nesco Owner have indicated that they and/or their affiliates may purchase an additional number of Capitol shares from Capitol upon consummation of the transaction to meet the minimum cash closing condition or to better capitalize the company for its post-closing working capital or other needs. It would be in the Capitol sponsors’ and Nesco Owner’s discretion as to whether to make such purchases.

As announced previously, Nesco and Capitol entered into a definitive agreement in which Nesco will become a publicly listed company. The transaction is expected to close in July 2019. For additional information on the amendments to the merger agreement, see the Current Report in Form 8-K to be filed by Capitol, which will be available on the SEC’s website at www.sec.gov, or Capitol’s website at www.capinvestment.com.

Additional Information and Where to Find It

Capitol has filed a definitive proxy statement/prospectus, as supplemented, and other relevant documents with the SEC to be used at its annual meeting of stockholders to approve the proposed transaction with Nesco. The proxy statement/prospectus and supplements have been mailed to stockholders of record as of May 20, 2019. INVESTORS AND SECURITY HOLDERS OF CAPITOL AND NESCO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, supplements and other documents containing important information about Capitol and Nesco through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Capitol and/or Nesco when and if available, can be obtained free of charge on Capitol’s website at www.capinvestment.com or by directing a written request to Capital Investment Corp. IV, 1300 N 17th Street, Suite 820, Arlington VA 22209 or by emailing info@capinvestment.com.

Participants in the Solicitation

Capitol and Nesco and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including the definitive proxy statement/prospectus and Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 4, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Capitol’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is also included in the proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Nesco

Nesco is one of the largest providers of specialty equipment, parts, tools, accessories and services to the electric utility transmission and distribution, telecommunications and rail markets in North America. Nesco offers its specialized equipment to a diverse customer base for the maintenance, repair, upgrade and installation of critical infrastructure assets including electric lines, telecommunications networks and rail systems. Nesco’s coast-to-coast rental fleet of approximately 4,000 units includes aerial devices, boom trucks, cranes, digger derricks, pressure drills, stringing gear, hi-rail equipment, repair parts, tools and accessories. For more information, please visit https://nescospecialty.com.

About Capitol Investment Corp. IV

Capitol Investment Corp. IV is a public investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination. Capitol is led by Chairman and Chief Executive Officer Mark D. Ein, and President and Chief Financial Officer L. Dyson Dryden. Capitol’s securities are quoted on the New York Stock Exchange under the ticker symbols CIC, CIC WS and CIC.U. The company, which raised $402.5 million of cash proceeds in an initial public offering in August 2017, is the Capitol team’s fourth publicly traded investment vehicle. The Capitol team’s three prior deals are all in the top 10 of the best performing SPACs out of over 130 raised since October 2009 in terms of total returns since merger. The first, Capitol Acquisition Corp., created Two Harbors Investment Corp. (NYSE: “TWO”), a leading mortgage real estate investment trust (REIT) and the second, Capitol Acquisition Corp. II, merged with Lindblad Expeditions, Inc. (NASDAQ: “LIND”), a global leader in expedition travel. The third vehicle, Capitol Acquisition Corp. III, merged with Cision Ltd. (NYSE: “CISN”), a leading global provider of cloud-based earned media solutions. For more information, please visit https://capinvestment.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and within the meaming of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Capitol’s or Nesco’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Capitol stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Nesco’s ability to execute on its plans to develop and market new products and the timing of these development programs; Nesco’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of Nesco’s solutions; the success of other competing technologies that may become available; Nesco’s ability to identify and integrate acquisitions; the performance and security of Nesco’s services; potential litigation involving Capitol or Nesco; and general economic and market conditions impacting demand for Nesco’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. These factors are detailed in the proxy statement/prospectus. Neither Capitol nor Nesco undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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